ParkerVision Reports Second Quarter 2018 Results

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., August 14, 2018 – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of technologies and products for wireless applications, today announced results for the three and six months ended June 30, 2018.

Second Quarter 2018 Summary and Recent Developments

•	ParkerVision has been unable to regain compliance with Nasdaq continued listing standards and may be subject to delisting.

o	The Company has applied for listing on the OTCQB market under the ticker PRKR and expects the OTC listing to be approved prior to any suspension of trading on Nasdaq.

•	Products
▪	Milo Single-Pack, which can be installed as a stand-alone system for smaller homes and apartments or as an add-on to an existing Milo system, began shipping in May 2018.
▪	National television direct-to-consumer campaign for the Company’s Milo Wifi product line launched August 6, 2018.

•	Licensing/Patent Enforcement
▪

Additional infringement briefs filed by the Company at the request of the Munich court in the patent infringement case against Apple for its products using Intel chipsets; near-term decision expected which could result in an enforceable injunction against Apple products.

▪	Claim construction hearing scheduled for August 31, 2018 in Jacksonville, Florida in patent infringement case against Qualcomm and Apple.
▪	Validity decision expected in October 2017 following hearing in Munich, Germany; decision could result in enforceable injunctions against LG and Apple products using Qualcomm chipsets.
▪

Hearing held at the Court of Appeals for the Federal Circuit for final determination on challenged claims of the Company’s ‘940 Patent; following the court’s decision, the Company anticipates resuming the patent infringement case against Qualcomm in middle district of Florida.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “While we remain enthusiastic about a number of near-term milestones that can positively and significantly impact the outlook for ParkerVision, the on-going expense and lengthy timeframes to enforce and defend our broadly infringed patents has created some challenges, including limitations on our ability to maintain compliance with Nasdaq’s continued listing requirements.  We remain committed to enforce our patent rights as we believe the number of infringing units covered by our current enforcement actions are in the billions of units.”

Parker continued, “On the product front, we released a direct-response TV campaign for our Milo Wifi product a week ago.  While it will take several weeks to assess the impact of that campaign, we are optimistic that it will be a catalyst to generate near term revenue growth.  We are fortunate to have business and financial partners who share our aspirations for the future of ParkerVision and continue to support our business efforts.”

Second Quarter and First Half Financial Results

•	GAAP net loss for the second quarter of 2018 was $4.5 million, or $0.18 per common share, compared to a $3.7 million GAAP net loss, or $0.21 per common share, for the second quarter of 2017.
•

Non-GAAP net loss for the second quarter of 2018, which excluded the effects of share-based compensation expense and changes in fair value of the contingent repayment obligation, was $3.6 million, or $0.14 per common share, compared to a non-GAAP net loss of $3.2 million, or $0.18 per common share, for the second quarter of 2017.

•	GAAP net loss for the first half of 2018 was $8.8 million, or $0.39 per common share, compared to an $8.5 million GAAP net loss, or $0.52 per common share, for the first half of 2017.
•

Non-GAAP net loss for the first half of 2018, which excluded the effects of share-based compensation expense and changes in fair value of the contingent repayment obligation, was $7.1 million, or $0.32 per common share, compared to a non-GAAP net loss of $7.5 million, or $0.46 per common share, for the first half of 2017.

•	We received approximately $3.4 million from the sale of equity securities during the first half of 2018 including approximately $0.2 million from stock purchases by three of our directors.
•

We received $1.5 million in additional proceeds from our litigation funding partner in the second quarter of 2018.  Our secured contingent payment obligation is recorded at its estimated fair market value of $18.4 million at June 30, 2018.

Conference Call

The Company will host a conference call and webcast on August 14, 2018 at 4:30 p.m. Eastern to review its second quarter 2018 financial results. The conference call will be accessible by telephone at 1-877-561-2750, conference ID# 2055329, at least five minutes before the scheduled start time.  International callers should dial 1-763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies, which enable advanced wireless solutions for current and next generation communications networks.  ParkerVision also develops and markets a family of products under the Milo® brand that leverages existing WiFi infrastructure to create more optimal Wifi configuration and superior coverage for small businesses and consumers.  For more information please visit www.parkervision.com and www.milowifi.com. (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10-K for the year ended December 31, 2017 and the Form 10-Q for the quarters ended

March 31, 2018 and June 30, 2018. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Jean Young
Chief Financial Officer	Or	The Piacente Group
ParkerVision, Inc.		212-481-2050, parkervision@tpg-ir.com
904-732-6100, cpoehlman@parkervision.com

(TABLES FOLLOW)

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ParkerVision, Inc.

Balance Sheet Highlights

(in thousands)	(unaudited) June 30, 2018	December 31, 2017
Cash, cash equivalents and restricted cash equivalents	$99	$1,354
Available-for-sale securities	-	26
Accounts receivable, prepaid and other current assets	1,023	1,038
Inventories	1,196	1,025
Property and equipment, net	310	376
Intangible assets & other	4,536	5,091
Total assets	7,164	8,910

Current liabilities	4,240	3,659
Long-term liabilities	18,866	16,495
Shareholders’ (deficit) equity	(15,942)	(11,244)
Total liabilities and shareholders’ (deficit) equity	$7,164	$8,910

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

	Three Months Ended		Six Months Ended
(in thousands, except per share amounts)	June 30,		June 30,
	2018	2017	2018	2017
Product revenue	$38	$-	$115	$-
Cost of sales	(31)	-	(84)	-
Write down of obsolete inventory	(42)	-	(42)	-
Gross margin	(35)	-	(11)	-

Research and development expenses	1,001	1,025	1,875	2,627
Selling, general and administrative expenses	2,902	2,699	5,879	6,058
Total operating expenses	3,903	3,724	7,754	8,685

Interest and other income (expense)	(18)	(3)	(32)	(18)
Change in fair value of contingent payment obligation	(538)	-	(987)	167
Total interest and other	(556)	(3)	(1,019)	149

Net loss	$(4,494)	$(3,727)	$(8,784)	$(8,536)

Basic and diluted net loss per common share	$(0.18)	$(0.21)	$(0.39)	$(0.52)

Weighted average shares outstanding	24,564	17,723	22,672	16,362

ParkerVision, Inc.

Condensed Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended		Six Months Ended
(in thousands)	June 30,		June 30,
	2018	2017	2018	2017
Net cash used in operating activities	$(2,775)	$(3,784)	$(6,126)	$(7,880)
Net cash provided by (used in) investing activities	2	2,738	17	(2,108)
Net cash provided by (used in) financing activities	2,602	(31)	4,854	9,671

Net decrease in cash, cash equivalents & restricted cash equivalents	(171)	(1,077)	(1,255)	(317)

Cash, cash equivalents & restricted cash equivalents - beginning of period	270	1,929	1,354	1,169

Cash, cash equivalents & restricted cash equivalents - end of period	$99	$852	$99	$852

Non-GAAP Financial Measures that Supplement GAAP Measures

We use both generally accepted accounting principles (“GAAP”) and non-GAAP financial measures for assessing our operating performance.  The non-GAAP measures we use include Adjusted Net Loss and Adjusted Net Loss per Share.  These non-GAAP measures exclude the effect on net loss and net loss per share of (i) changes in fair value of our contingent payment obligation and (ii) share-based compensation expense.  We consider these non-GAAP measures to provide relevant supplemental information to assist investors in better understanding our operating results.  These non-GAAP measures should not be considered a substitute for, or superior to measures of financial performance prepared in accordance with GAAP.  A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures for the three and six months ended June 30, 2018 and 2017, respectively, follow:

Reconciliation of Net Loss to Adjusted Net Loss:
	Three Months Ended		Six Months Ended
(in thousands)	June 30,		June 30,
	2018	2017	2018	2017
Net loss	$(4,494)	$(3,727)	$(8,784)	$(8,536)
Excluded items:
Share-based compensation	348	542	711	1,205
Change in fair value of contingent payment obligation	538	-	987	(167)
Adjusted net loss	$(3,608)	$(3,185)	$(7,086)	$(7,498)

Reconciliation of Net Loss per Common Share to Adjusted Net Loss per Common Share:
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Basic and diluted net loss per common share	$(0.18)	$(0.21)	$(0.39)	$(0.52)
Excluded items on a per share basis	0.04	0.03	0.07	0.06
Adjusted net loss per common share	$(0.14)	$(0.18)	$(0.32)	$(0.46)

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